Form 40-F
period 2003-12-31
BAYTEX ENERGY TRUST
filed 2004-05-19
CIK 1279495

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13(1) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2003

Commission File Number: 333-07612

BAYTEX ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta

1311

Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Suite 2200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
(403) 269-4282

(Address and telephone number of registrant’s principle executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
NONE

Securities registered pursuant to Section 12(g) of the Act:

TRUST UNITS

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form              ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Trust Units: 60,821,277

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐              No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒              No  ☐

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are in Canadian dollars.

Baytex Energy Trust (the “Registrant”) conducts its principal business through an operating subsidiary, Baytex Energy Ltd. (the “Company”).

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.            Annual Information Form

For the Annual Information Form for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B.            Audited Annual Financial Statements

For the consolidated audited financial statements for the year ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 17 of the Notes to the Consolidated Financial Statements.

C.            Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this annual Report on Form 40-F.

Controls and Procedures

A.            Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer (its principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the end of the period covered by this Annual Report on Form 40-F (the “evaluation date”), that the Registrant’s and the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by it in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and includes controls and procedures designed to ensure that information required to be disclosed by it in such reports is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.            Changes in Internal Control Over Financial Reporting

There have been no significant changes to the Company’s internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date and prior to the filing date of this Annual Report on Form 40-F.

Code of Ethics

The Company’s code of ethics, which is applicable to its principal executive officer and senior financial officers, is posted on its website at www.baytex.ab.ca.  In the event that the Company:

(i)                                     amends any provision of its Code of Ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

(ii)                                  grants a waiver, including an implicit waiver, from a provision of its Code of Ethics to any of the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, the Company will disclose on its website any amendment to, or waiver of, a provision of its Code of Ethics within five business days following the date of any such amendment or waiver, and will, in the case of a waiver, name the persons to whom the waiver was granted.

Principal Accountant Fees and Services

The following table provides information about the fees billed to the Registrant and to the Company for professional services rendered by Deloitte & Touche LLP, the Registrant’s principal accountant, during fiscal 2003 and 2002:

	Aggregate fees billed by the Principal Accountant
	2003	2002
	($thousands)
Audit fees	154	92
Audit-related fees	277	67
Tax fees	273	112
All other fees	NIL	NIL
	704	271

Audit Fees.  Audit fees consist of fees for the audit of the Registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-related services included audit of certain subsidiaries and financial aspects of the Registrant.

Tax Fees.  Tax fees included tax planning and various taxation matters.

All Other Fees.  Other services provided by the Registrant’s principal accountant, other than audit, audit-related and tax services, included advisory services associated with the Sarbanes-Oxley Act of 2002.

The Company’s Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approval all fees and other terms of engagement.

Off-Balance Sheet Arrangements and Contractual Obligations

Information regarding contractual obligations of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2003, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission together with the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2002.

Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

	By:	/s/ Daniel G. Belot
	Name:	Daniel G. Belot
	Title:	Vice-President Finance and Chief Financial Officer

Date: May 19, 2004

Form 40-F Table of Contents

Exhibit No.	Document
1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2003
2.

Comparative audited Financial Statements of the Registrant for the year ended December 31, 2003, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon.

3.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2003.
4.	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
5.	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
6.	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
7.	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
8.	Consent of Deloitte & Touche, LLP, independent accountants.
9.	Consent of Sproule Associates Limited., independent engineers.