Form 40-F
period 2004-12-31
BAYTEX ENERGY TRUST
filed 2005-03-29
CIK 1279495

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(CHECK ONE)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual Report pursuant to Section 13(1) or 15(d) of the Securities Exchange Act of 1934

	For the fiscal year ended:	December 31, 2004
	Commission File Number:	333-07612

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

Trust Units: 66,538,252

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

Baytex Energy Trust (the “Registrant”) conducts its principal business through an operating subsidiary, Baytex Energy Ltd. (the “Company”).  The Registrant is a “voluntary filer” and files annual reports on Form 40-F and amendments to such reports and furnishes current information on Form 6-K to the Securities and Exchange Commission.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.            Annual Information Form

For the Annual Information Form for the year ended December 31, 2004, see Exhibit 1 of this Annual Report on Form 40-F.

B.            Audited Annual Financial Statements

For the consolidated audited financial statements for the year ended December 31, 2004, including the report of independent registered chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 20 of the Notes to the Consolidated Financial Statements.

C.            Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.

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

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Principal Accountant Fees and Services

The following table provides information about the fees billed to the Registrant and to the Company for professional services rendered by Deloitte & Touche LLP, the Registrant’s principal accountant, during fiscal 2004 and 2003:

	Aggregate fees billed by the Principal Accountant
	2004	2003
	($thousands)
Audit fees	109	156
Audit-related fees	146	218
Tax fees	184	101
All other fees	69	73
	508	548

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

The Audit Committee must pre–approve all non–audit services to be provided to the Trust or its subsidiaries by the external auditors.  The Audit Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Registrant’s Board of Directors has determined that Mr. Naveen Dargan is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee.  Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of Independence applicable to the audit committee members of the New York Stock Exchange (“NYSE”) listed companies.  Mr. Dargan is a corporate director and meets the NYSE definition of Independence.  For a description of Mr. Dargan relevant experience in financial matters, see the five-year history in the section “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2004, which is included as Exhibit 1 to this Annual Report on Form 40-F.

Contractual Obligations

Information regarding contractual obligations of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2004, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

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

Registrant:	BAYTEX ENERGY TRUST
By: Baytex Energy Ltd.

	By:	/s/ Daniel G. Belot
	Name:	Daniel G. Belot
	Title:	Vice-President Finance and Chief Financial Officer

Date: March 29, 2005

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2004
99.2

Comparative audited Financial Statements of the Registrant for the year ended December 31, 2004, including reconciliation to United States generally accepted accounting principles, together with the Report of the Independent Registered Chartered Accountants thereon.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2004.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche, LLP, Independent Registered Chartered Accountants.
99.9	Consent of Sproule Associates Limited., independent engineers.