Form 40-F
period 2005-12-31
BAYTEX ENERGY TRUST
filed 2006-03-31
CIK 1279495

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(CHECK ONE)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13(1) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2005

Commission File Number:	001-32754

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

TRUST UNITS

New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

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

69,283,369 Trust Units were outstanding as of December 31, 2005.

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

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.    Annual Information Form

For the Annual Information Form for the year ended December 31, 2005, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.    Audited Annual Financial Statements

For the consolidated audited financial statements for the year ended December 31, 2005, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 19 of the Notes to the Consolidated Financial Statements.

C.    Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the year ended December 31, 2005, see Exhibit 99.3 of this annual Report on Form 40-F.

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

The Company has not amended any provision of its Code of Ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or granted any waiver, including an implicit waiver, from a provision of its Code of Ethics to any of the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F in the 2005 fiscal year.

Principal Accountant Fees and Services

The following table provides information about the fees billed to the Registrant and to the Company for professional services rendered by Deloitte & Touche LLP, the Registrant’s principal accountant, during fiscal 2005 and 2004:

	Aggregate fees billed by the Principal Accountant
	2005	2004
	($thousands)
Audit fees	207	109
Audit-related fees	143	146
Tax fees	42	184
All other fees	44	69
	436	508

Audit Fees.  Audit fees consist of fees for the audit of the Registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-related services included review of the quarterly financial statements and other financial aspects of the Registrant.

Tax Fees.  Tax fees included tax planning and other tax compliance matters.

All Other Fees.  Other services provided by the Registrant’s principal accountant, other than audit, audit-related and tax services, included advisory services associated with property taxes.

The Audit Committee must pre-approve all non-audit services to be provided to the Trust or its subsidiaries by the external auditors.  The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Registrant’s Board of Directors has determined that Mr. Naveen Dargan is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee.  Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange (“NYSE”) listed companies.  Mr. Dargan is a corporate director and meets the NYSE definition of independence.  For a description of Mr. Dargan’s relevant experience in financial matters, see the five year history in the section “Additional Information Respecting Baytex Energy Ltd. Management of the Trust” in the Registrant’s Annual Information Form for the year ended December 31, 2005, which is included as Exhibit 99.1 to this Annual Report on Form 40-F. The registrant’s audit committee members consist of Mr. Dargan, Mr. R.E.T. (Rusty) Goepel, and Mr. W.A. Blake Cassidy.

Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

Contractual Obligations

Information regarding contractual obligations of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2005, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

Registrant:	BAYTEX ENERGY TRUST
By: Baytex Energy Ltd.

	By:	/s/ W. Derek Aylesworth, CA
	Name:	W. Derek Aylesworth, CA
	Title:	Chief Financial Officer
Date: March 29, 2006

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2005
99.2

Consolidated audited Financial Statements of the Registrant for the year ended December 31, 2005, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2005.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, independent registered chartered accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.