Form 40-F
BAYTEX ENERGY TRUST
filed 2007-01-29
CIK 1279495

January 26, 2007

Via Fax: (202) 772-9368

United States Securities and Exchange Commission
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

Attention:  Jill S. Davis
                    Branch Chief

Dear Ms. Davis:

Re: Baytex Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Response Letter Dated December 21, 2006
File No. 001-32754

This letter is being written in connection with our response letter of December 21, 2006, and follows a telephone discussion with SEC Staff member, Mr. Mark Wojciechowski.

Baytex Energy Trust (“Baytex”) wishes to confirm that it will re-file its Form 40-F for fiscal year ended December 31, 2005. The re-filing will incorporate the changes to our US GAAP reconciliation as described in our letter of December 21, 2006.

Baytex had, in its letter of December 21, 2006, indicated its intention to amend its MD&A to include expanded disclosure relating to the non-GAAP measure, cash flow from operations. Further to our conversation with Staff, we wish to confirm that we will not include this amendment in the re-filing of the December 31, 2005 Form 40-F. However, we will include this expanded disclosure in future filings.

For the sake of completeness, in addition to the summarising comments above, we have noted below the outstanding comments which we have received from Staff, and our proposed resolution of those outstanding comments.

Baytex’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year ended December 31, 2005

Managements’ Discussion and Analysis, page 1

1.
We note your response to prior comments three and four. It continues to remain unclear how you have presented with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP and reconciled these per unit cash flow measures to the most directly comparable measure calculated in accordance with GAAP given the absence of a comparable measure under Canadian GAAP. In this regard we note CICA 1540.53 to 55.

We plan to incorporate expanded disclosure related to this non-GAAP measure in all future filings with the SEC. Please refer to our letter of December 21, 2006 for details of our proposed future expanded disclosures.

Evaluation of Disclosure Controls and Procedures, page 27

2.
We note your response to prior comment five. Please note that your disclosure as set forth on page three indicates that there have been no significant changes to the Company’s controls which does not comply with the requirement to disclosure any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has “materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.” Please revise your disclosure accordingly, if true or otherwise advise.

We will include revised wording related to Disclosure Controls in our re-filing of the Form 40-F in respect of the December 31, 2005 year-end. Please refer to our letter of December 21, 2006 for details of our proposed expanded disclosures.

Financial Statements

Note 4 Corporate Acquisition

3.
We note your response to prior comment eight indicating that you have concluded that the acquisition of the West Stoddart area in Northeast British Columbia on December 22, 2004 and producing properties in the Celtic area of Saskatchewan do not qualify as business acquisitions under SFAS 141 or EITF Issue 98-3. However, we note that these interests appear to be producing properties which typically meet the definition of a business for U.S. GAAP reporting purposes. Please explain how you consider the guidance in the Division of Corporation Finance’s Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, Item C. Financial Statements for Acquired Oil & Gas Producing Properties of Part III. Guidance about Financial Statement Requirements which can be located at our website at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

We believe no change to our disclosure is required related to this item. Please refer to our letter of December 21, 2006 for details of our analysis related to this item.

Note 19 Differences Between Canadian and United States Generally Accepted Accounting Principles

4.
We note your response to prior comment 13 indicating you will expand your future disclosures regarding how you consider the cost of properties not being amortized in your full costs ceiling analysis. Please provide us with the text of your intended disclosure.

We will include expanded Note disclosure related to this item in our re-filing of the Form 40-F in respect of the December 31, 2005 year-end. Please refer to our letter of December 21, 2006 for details of our proposed expanded disclosures.

We understand from our conversation with Staff that no further correspondence will be received by Baytex on these matters prior to the completion of the re-filing of the Form 40-F.

Should you have any concerns related to any of the content noted here, please do not hesitate to contact the undersigned at 403-538-3639 or by e-mail at derek.aylesworth@baytex.ab.ca.

Yours truly,

BAYTEX ENERGY TRUST

W. Derek Aylesworth, C.A.
Chief Financial Officer

WDA/pm

cc. Mr. Mark Wojciechowski