Form 40-F/A
period 2005-12-31
BAYTEX ENERGY TRUST
filed 2007-02-12
CIK 1279495

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

(CHECK ONE)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2005
Commission File Number:	001-32754

BAYTEX ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

For annual reports, indicate by check mark the information filed with this form:

☐	Annual Information Form	☒	Audited Annual Financial Statements

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

EXPLANATORY NOTE

This Amendment (this “Amendment”) to the Annual Report on Form 40-F filed on March 31, 2006 (the “Original Filing”) of Baytex Energy Trust (the “Trust”) for the fiscal year ended December 31, 2005, is being filed for the purpose of filing the Audited Consolidated Financial Statements (the “Financial Statements”) of the Trust for the years ended December 31, 2005 and 2004, including the auditors' report with respect thereto; and to reflect changes resulting from a restatement of the Financial Statements to amend previously issued reconciliations between financial statements prepared under Canadian GAAP and U.S.GAAP. In December 2006, the Trust’s management and the audit committee of the board of directors determined to restate the previously issued Financial Statements for the fiscal years ended December 31, 2005 and 2004.

The Financial Statements have been amended to reflect the effects of the restatement. See detailed discussion of the restatement in Note 19 to the Financial Statements. The Financial Statements have not been updated to reflect other events occurring after the filing of the Original Filing or to modify or update any disclosures affected by subsequent events.

For U.S. readers of the Management’s Discussion and Analysis, as further described in Note 19 to the Consolidated Financial Statements, the Trust has determined that certain adjustments are required to restate the reconciliation of differences between Canadian and U.S. GAAP. The Trust has determined that components of that reconciliation were accounted for incorrectly for the 2005 and prior years. In aggregate, the required amendments result in an increase in accumulated earnings as reported under United States generally accepted accounting principles of $170.6 million ($Cdn) to December 31, 2005. Net income for 2005 under U.S. GAAP decreased by Cdn.$6.9 million ($0.10 per unit).

In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. This Amendment has no effect on the Annual Information Form or other information presented in the Original Filing. Therefore, this Amendment should be read together with other documents that the Trust has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F/A:

Restated Audited Annual Financial Statements

For the restated audited consolidated financial statements for the years ended December 31, 2005 and 2004, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F/A. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 19 of the Notes to the Consolidated Financial Statements.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

	By:	(signed) "W. Derek Aylesworth"
	Name:	W. Derek Aylesworth, CA
	Title:	Chief Financial Officer

Date: February 9, 2007

Form 40-F Table of Contents

Exhibit No.	Document
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