Form 40-F
BAYTEX ENERGY TRUST
filed 2007-03-30
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

 X  Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2006
Commission File Number: 001-32754

BAYTEX ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Suite 2200, 205 - 5th Avenue S.W.
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
 X Annual Information Form  X Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
75,121,664 Trust Units were outstanding as of December 31, 2006.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes   No  X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  X  No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended. Please see “Special Note Regarding Forward-Looking Statements” on page 3 of the Annual Information Form, which is Exhibit 99.1 of this Annual Report on Form 40-F.

Principal Documents

The Registrant is the sole common shareholder of Baytex Energy Ltd. (the (“Company”). Various shareholders own exchangeable shares in the Company. The Company has been allocated the responsibility for significant strategic management and operational decisions of the Registrant pursuant to the trust indenture creating the Registrant and an administration agreement between the Registrant and the Company. The Registrant has no directors or officers.

The following documents have been filed as part of this Annual Report on Form 40-F:

A.  Annual Information Form

For the Annual Information Form for the year ended December 31, 2006, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.  Audited Annual Financial Statements

For the consolidated audited financial statements for the year ended December 31, 2006, including the report of our Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 17 of the Notes to the Consolidated Financial Statements.

C.  Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the year ended December 31, 2006, see Exhibit 99.3 of this Annual Report on Form 40-F.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are in Canadian dollars.

Controls and Procedures

A.  Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company have concluded, based on their evaluation as of the end of the period covered by this Annual Report on Form 40-F (the “evaluation date”), that the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by it in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to the Registrant’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.  Changes in Internal Control Over Financial Reporting

During 2006, the Company took certain steps to strengthen its internal control over financial reporting. These steps included (a) the addition of a Certified Public Accountant knowledgeable in U.S. GAAP as a senior member of the employee group responsible for the Trust’s financial reporting in its public disclosure documents, (b) the engagement of a senior chartered accounting firm other than the Registrant’s auditors, as accounting advisors, and (c) subscription to additional accounting update services. There have been no other changes to the Registrant’s internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the period covered by this report.

C.  Management’s Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, included as Exhibit 99.2 of this Annual Report of Form 40-F.

D.  Attestation Report of Registered Chartered Accountants

The Attestation Report of the Registrant's Auditor is included in the Report of Independent Registered Chartered Accountants that  accompanies the Registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, included as Exhibit 99.2 of this Annual Report of Form 40-F.

Code of Ethics

The Company’s code of ethics (“Code of Ethics”), which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, is posted on the Registrant’s website at www.baytex.ab.ca.

Since its adoption, the Company has not amended any provision of its Code of Ethics that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or granted any waiver, including an implicit waiver, from a provision of its Code of Ethics.

Principal Accountant Fees and Services

The following table provides information about the fees billed to the Registrant and to the Company for professional services rendered by Deloitte & Touche LLP, the Registrant’s principal accountant, during fiscal 2006 and 2005:

	Aggregate fees billed by the Principal Accountant
	2006	2005
	($thousands)
Audit fees	549	350
Audit-related fees	-	-
Tax fees	4	42
All other fees	187	44
	740	436

Audit Fees. Audit fees consist of fees for the audit of the Registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly results, services in this category for fiscal 2006 and 2005 also include review of comment letters from Canadian and U.S. regulatory agencies. The 2006 fees include $286,000 for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, while the 2005 fees also include review of prospectuses related to an acquisition and equity and debt issuances.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2006 and 2005, there were no payments in this category.

Tax Fees. Tax fees included tax planning and other tax compliance matters.

All Other Fees. During fiscal 2006 and 2005, the services provided in this category consist only of advisory services associated with property taxes. The increase in 2006 reflects a full review of the Company’s property holdings.

The Audit Committee has pre-approved and must pre-approve all non-audit services to be provided to the Trust or its subsidiaries by the external auditors. The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Company’s Board of Directors has determined that Mr. Naveen Dargan is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee. Mr. Dargan is a corporate director and meets the New York Stock Exchange (“NYSE”) definition of independence. For a description of Mr. Dargan’s relevant experience in financial matters, see the five year history in the section “Additional Information Respecting Baytex Energy Ltd. Management of the Trust” in the Registrant’s Annual Information Form for the year ended December 31, 2006, which is included as Exhibit 99.1 to this Annual Report on Form 40-F. The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s audit committee members consist of Mr. Dargan, Mr. R.E.T. (Rusty) Goepel, and Mr. W.A. Blake Cassidy.

Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

Contractual Obligations

Information regarding contractual obligations of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2006, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission together with this Annual Report on Form 40-F for the fiscal year ended December 31, 2006.

Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

(signed) "W. Derek Aylesworth"
Name: W. Derek Aylesworth, CA
Title: Chief Financial Officer

Date: March 30, 2007

Form 40-F/A Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006.
99.2
Consolidated audited Financial Statements of the Registrant for the year ended December 31, 2006, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2006.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, independent registered chartered accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.