Form 40-F
BAYTEX ENERGY TRUST
filed 2008-03-28
CIK 1279495

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

                       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

      X              Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:                                                     December 31, 2007
Commission File Number:                                                     001-32754

BAYTEX ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta	1311	26-0632259
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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
84,539,945 Trust Units were outstanding as of December 31, 2007.

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A.  Annual Information Form

For the Annual Information Form for the year ended December 31, 2007, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.  Audited Annual Financial Statements

For the consolidated audited financial statements for the year ended December 31, 2007, including the report of our Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 19 of the Notes to the Consolidated Financial Statements.

C.  Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the year ended December 31, 2007, see Exhibit 99.3 of this Annual Report on Form 40-F.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are in Canadian dollars.

Certifications and Disclosure Regarding Controls and Procedures.

A.  Certifications

See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

B.  Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. The Chief Executive Officer and Chief Financial Officer of the Company have concluded, based on their evaluation as of the end of the period covered by this Annual Report on Form 40-F (the “evaluation date”), that the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by it in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to the Registrant’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

C.  Changes in Internal Control Over Financial Reporting

There have been no changes to the Registrant’s internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the period covered by this report.

D.  Management’s Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, included as Exhibit 99.2 of this Annual Report of Form 40-F.

E.  Attestation Report of Registered Chartered Accountants

The Attestation Report of the Registrant's Auditor is included in the  Report of Independent Registered Chartered Accountants that  accompanies the Registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, included as Exhibit 99.2 of this Annual Report of Form 40-F.

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

Principal Accountant Fees and Services

The following table provides information about the fees billed to the Registrant and to the Company for professional services rendered by Deloitte & Touche LLP, the Registrant’s principal accountant, during fiscal 2007 and 2006:

	Aggregate fees billed by the Principal Accountant
	2007	2006
	($thousands)
Audit fees	851	549
Audit-related fees	-	-
Tax fees	5	4
All other fees	133	187
	989	740

Audit Fees.  Audit fees consist of fees for the audit of the Registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly results, services in this category for fiscal 2007 and 2006 also include review of comment letters from Canadian and U.S. regulatory agencies. The 2007 fees include $222,600 (2006 – $286,000) for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, while the 2007 fees also include review of prospectuses related to an acquisition and equity and debt issuances.

Audit-Related Fees.  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2007 and 2006, there were no payments in this category.

Tax Fees.  Tax fees included tax planning and other tax compliance matters.

All Other Fees.  During fiscal 2007 and 2006, the services provided in this category consist only of advisory services associated with property taxes. The higher fees in 2006 reflects a full review of the Company’s property holdings which was not necessary in 2007.

The Audit Committee has pre-approved and must pre–approve all non–audit services to be provided to the Trust or its subsidiaries by the external auditors.  The Audit Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Company’s Board of Directors has determined that Mr. Naveen Dargan is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee.  Mr. Dargan is a corporate director and meets the New York Stock Exchange (“NYSE”) definition of independence.  For a description of Mr. Dargan’s relevant experience in financial matters, see the five year history in the section “Additional Information Respecting Baytex Energy Ltd. Management of the Trust” in the Registrant’s Annual Information Form for the year ended December 31, 2007, which is included as Exhibit 99.1 to this Annual Report on Form 40-F. The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s audit committee members consist of Mr. Dargan, Mr. R.E.T. (Rusty) Goepel, and Mr. Dale O. Shwed.

Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

Contractual Obligations

Information regarding contractual obligations of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2007, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
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

BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

(signed) "W. Derek Aylesworth"
Name: W. Derek Aylesworth, CA
Title: Chief Financial Officer

Date: March 28, 2008

Form 40-F/A Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2007.
99.2
Consolidated audited Financial Statements of the Registrant for the year ended December 31, 2007, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2007.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, independent registered chartered accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.