Form 40-F/A
BAYTEX ENERGY TRUST
filed 2009-07-17
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

____________	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
______X_____	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2008
Commission File Number:	001-32754
Employer Identification Number:	98-0412464

BAYTEX ENERGY TRUST
(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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
______    Annual Information Form                                             ____X____     Audited Annual Financial Statements

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
Yes _______       No      ____X____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes         ____X____             No  __________

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2008 (this “Amendment”) to correct missing conformed signatures on Management’s Report on Internal Control Over Financial Reporting and Management’s Responsibility for Financial Statements, on the Report of Independent Registered Chartered Accountants, on the Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference and on the Consolidated Balance Sheets included with the Audited Consolidated Financial Statements for the year ended December 31, 2008 included as exhibit 99.2 of the Annual Report on Form 40-F filed March 27, 2009.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

PRINCIPAL DOCUMENTS

The following document is being filed as part of this Amendment:

Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2008, including the report of our Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Amendment.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see note 19 of the Notes to the Audited Consolidated Financial Statements.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

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

Registrant:                                                                    BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

(signed) "W. Derek Aylesworth"
Name: W. Derek Aylesworth, CA
Title:    Chief Financial Officer

Date: July 16, 2009

Form 40-F/A Table of Contents

Exhibit No.	Document
99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2008
99.2
Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2008, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon.

99.3*	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2008.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, independent registered chartered accountants.
99.9*	Consent of Sproule Associates Limited, independent engineers.

* previously filed.