Form 40-F
BAYTEX ENERGY TRUST
filed 2010-03-29
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

              Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

    X                 Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:                                    December 31, 2009
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
109,298,911 Trust Units were outstanding as of December 31, 2009.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes         X           No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes        No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: Form S-8 (File No. 333-163289) and Form F-10 (File No. 333-160675).

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Annual Information Form of the Registrant for the year ended December 31, 2009, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2009, including the report of our Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see note 21 of the Notes to the Audited Consolidated Financial Statements.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2009, see Exhibit 99.3 of this Annual Report on Form 40-F.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are in Canadian dollars.

Controls and Procedures

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

As of the year ended December 31, 2009, an internal evaluation was conducted by the Registrant’s management with the participation of the principal executive officer and principal financial officer of the effectiveness of the Registrant's “disclosure controls and procedures” as defined in the United States by Rule 13a-15(e) and 15d-15(e) under Exchange Act and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Registrant files or submits under the Exchange Act or under Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein and (ii) accumulated and communicated to the Registrant's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's audited Consolidated Financial Statements for the year ended December 31, 2009, included as Exhibit 99.2 of this Annual Report of Form 40-F.

D.	Attestation of Report of Independent Registered Chartered Accountants

The Attestation Report of the Registrant's Auditor is included in the  Report of Independent Registered Chartered Accountants that  accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2009, included as Exhibit 99.2 of this Annual Report of Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

No changes were made to our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Naveen Dargan is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee.  Mr. Dargan is a corporate director and meets the New York Stock Exchange definition of independence.  For a description of Mr. Dargan’s relevant experience in financial matters, see the five-year history in the section “Additional Information Respecting Baytex Energy Ltd. - Management of the Trust” in the Registrant’s Annual Information Form for the year ended December 31, 2009, which is included as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) (“Code of Ethics”), which is applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on the Registrant’s website at www.baytex.ab.ca.

In the past fiscal year, the Registrant has not amended any provision of its Code of Ethics that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

Principal Accountant Fees and Services

The following table provides information about the fees billed to the Registrant for professional services rendered by Deloitte & Touche LLP ("D&T"), the Registrant’s principal accountant, during fiscal 2009 and 2008:

	Aggregate fees billed
	2009	2008
	($000s)
Audit Fees	1,253	1,124
Audit – Related Fees	-	-
Tax Fees	193	56
All Other Fees	-	84
	1,446	1,264

Audit Fees.  Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly results, services in this category for fiscal 2009 and 2008 also include the reviews of comment letters from Canadian and U.S. regulatory agencies, amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting and review of prospectuses related to an acquisition and equity and debt issuances.

Audit-Related Fees.  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as Audit Fees. During fiscal 2009 and 2008, there were no payments in this category.

Tax Fees.  Tax fees included tax planning and various taxation matters.

All Other Fees.  During 2008, the services provided in this category consist only of advisory services associated with property taxes. During 2009, these services were provided by a company other than D&T.

Pre-Approval Policies and Procedures. The Company’s Audit Committee has pre-approved and must pre–approve all non–audit services to be provided to the Registrant or its subsidiaries by the external auditors.  The Audit Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

Off-Balance Sheet Arrangements

Information regarding off-balance sheet arrangements of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2009, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Contractual Obligations

Information regarding contractual obligations of the Registrant is included in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2009, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Identification of the Audit Committee

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

Registrant:	BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

Date: March 26, 2010	(signed) "W. Derek Aylesworth"
Name: W. Derek Aylesworth, CA
Title: Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2009
99.2
Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2009, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon. (1)

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2009. (1)
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, independent registered chartered accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.

(1) Incorporated by reference from Form 6-K filed March 19, 2010.