Form 40-F/A
BAYTEX ENERGY TRUST
filed 2010-11-12
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

____              Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
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

Suite 2800, 520 – 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
(587) 952-3000
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
_____           Annual Information Form                                                   X                Audited Annual Financial Statements

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
Yes         X               No  _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes   _____                                No _____

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement under the Securities Act of 1933: Form S-8 (File No. 333-163289) and Form F-10 (File No. 333-160675).

EXPLANATORY NOTE

On March 27, 2010, the Registrant filed its Annual Report on Form 40-F for the year ended December 31, 2009 (the "Annual Report on Form 40-F"), which incorporated by reference its Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008, including the reports of our Independent Registered Chartered Accountants with respect thereto, (the "Financial Statements") and Management's Discussion and Analysis for the year ended December 31, 2009 (the "MD&A") from a Form 6-K dated March 19, 2010 (the "Form 6-K").  As the Form 6-K was furnished and not filed, the Financial Statements and the MD&A should have been attached as an exhibit and filed with the Annual Report on Form 40-F.

The Registrant is filing this Amendment No. 1 to the Annual Report on Form 40-F (this "Amendment") to file as exhibits the Financial Statements and the MD&A.  The Financial Statements and the MD&A are identical to the Financial Statements and MD&A previously included in the Form 6-K other than amendments to add conformed signatures of the Registrant's external auditors on (i) the Report of Independent Registered Chartered Accountants on the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of income and comprehensive income, deficit and cash flows for the years then ended, (ii) the Comments by the Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference and (iii) the Report of Independent Registered Chartered Accountants on the effectiveness of the internal control over financial reporting as of December 31, 2009.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Annual Report on Form 40-F was filed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Amendment are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended. Please see “Special Note Regarding Forward-Looking Statements” on page 4 of the Annual Information Form, which is Exhibit 99.1 of the Annual Report on Form 40-F and see "Forward-Looking Statements" on page 20 of the MD&A, which is Exhibit 99.3 of this Amendment.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Amendment:

A. Audited Annual Financial Statements

For the Registrant’s Financial Statements, see Exhibit 99.2 of this Amendment.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 21 to the Financial Statements.

B. Management’s Discussion and Analysis

For the Registrant’s MD&A, see Exhibit 99.3 of this Amendment.

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

Date: November 10, 2010

Form 40-F/A Table of Contents

Exhibit No.	Document
99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2009
99.2
Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2009 and 2008, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Reports thereon.

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

*previously filed.