Form 40-F
BAYTEX ENERGY CORP.
filed 2011-03-28
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
FORM 40-F

                     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

           X              Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:                              December 31, 2010
Commission File Number:                                           001-32754

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
BAYTEX ENERGY CORP.
(Exact name of Registrant as specified in its charter)
Alberta	1381	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number ( if applicable))	(I.R.S. Employer Identification Number (if applicable))

2800, 520 – 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
(587) 952-3000
(Address and telephone number of registrant’s principle executive offices)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
Baytex Energy USA Ltd.
600 17th St., Suite 1600 S.
Denver, CO 80202
(303) 825-2777
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:                                                                     Name of each exchange on which registered:
COMMON SHARES                                                                New York Stock Exchange
                                                                                                               Toronto Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

For annual reports, indicate by check mark the information filed with this form:
    X           Annual Information Form                                                 X           Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  113,712,158

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes         X           No   ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
         Yes       ___                             No  ____

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933 on Form S-8 (File Nos. 333-163289 and 333-171568) and Form F-3 (File No. 333-171866).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended. Please see “Special Note Regarding Forward-Looking Statements” on page 4 of the Annual Information Form, which is Exhibit 99.1 of this Annual Report on Form 40-F.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2010, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2010, including the report of its Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 21 to the Audited Consolidated Financial Statements.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2010, see Exhibit 99.3 of this Annual Report on Form 40-F.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are in Canadian dollars.

Controls and Procedures

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

As of the year ended December 31, 2010, an internal evaluation was conducted by the Registrant’s management with the participation of the principal executive officer and principal financial officer of the effectiveness of the Registrant's “disclosure controls and procedures” as defined in the United States by Rule 13a-15(e) and 15d-15(e) under Exchange Act and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Registrant files or submits under the Exchange Act or under Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein and (ii) accumulated and communicated to the Registrant's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

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

C.	Management’s Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2010, included as Exhibit 99.2 of this Annual Report of Form 40-F.

D.	Attestation of Report of Independent Registered Chartered Accountants

The Attestation Report of the Registrant's Auditor is included in the  Report of Independent Registered Chartered Accountants that  accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2010, included as Exhibit 99.2 of this Annual Report of Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2010, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Naveen Dargan is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee.  Mr. Dargan is a corporate director and meets the New York Stock Exchange definition of independence.  For a description of Mr. Dargan’s relevant experience in financial matters, see the biographical description for Mr. Dargan under “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2010, which is included as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Principal Accountant Fees and Services

The required disclosure is included under the heading "Audit Committee Information – External Auditor Service Fees" in the Registrant's Annual Information Form for the year ended December 31, 2010, which is included as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The required disclosure is included under the heading "Audit Committee Information – Pre-Approval Policies and Procedures" in the Registrant's Annual Information Form for the year ended December 31, 2010, which is included as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading "Liquidity and Capital Resources – Contractual Obligations" in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2010, which is included as Exhibit 99.3 to this Annual Report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on March 28, 2011.

BAYTEX ENERGY CORP.
By:	(signed) "W. Derek Aylesworth"
Name: Title:	W. Derek Aylesworth, CA Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010.
99.2
Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2010, including reconciliation to United States generally accepted accounting principles, together with the Auditors’ Report thereon.

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2010.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.