Form 40-F
period 2011-12-31
BAYTEX ENERGY CORP.
filed 2012-03-16
CIK 1279495

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011
Commission File Number: 001-32754

BAYTEX ENERGY CORP.
 (Exact name of Registrant as specified in its charter)

Alberta (Province or other jurisdiction of incorporation or organization)	1381 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

2800, 520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
(587) 952-3000
(Address and telephone number of registrant's principle executive offices)

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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

117,892,573

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

Yes    ☐                                    No     ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant's Registration Statements under the Securities Act of 1933 on Form S-8 (File Nos. 333-163289 and 333-171568) and Form F-3 (File No. 333-171866) and the Registration Statement on Form F-10 and Form F-3 of the Company and Baytex Energy USA Ltd. (File Nos. 333-175796 and 333-175801).

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. Please see "Special Note Regarding Forward-Looking Statements" on page 4 of the Annual Information Form, which is Exhibit 99.1 of this Annual Report on Form 40-F.

Principal Documents

The following documents are filed as part of this Annual Report on Form 40-F:

A.  Annual Information Form

For the Registrant's Annual Information Form for the year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.  Audited Annual Financial Statements

For the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2011, including the report of its Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.  Management's Discussion and Analysis

For the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2011, see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.  Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.  Disclosure Controls and Procedures

As of the year ended December 31, 2011, an internal evaluation was conducted under the supervision of and with the participation of the Registrant's management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's "disclosure controls and procedures" as defined in Rule 13a-15(e) under Exchange Act. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant's disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports that the Registrant files or submits to the Securities and Exchange Commission is (i) recorded, processed, summarized and reported, within the required time periods; and (ii) accumulated and communicated to the Registrant's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

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

C.  Management's Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's Audited Consolidated Financial Statements for

the year ended December 31, 2011, filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

D.  Attestation of Report of Independent Registered Chartered Accountants

The Attestation Report of the Registrant's Auditor is included in the Report of Independent Registered Chartered Accountants that accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2011, filed as Exhibit 99.2 of this Annual Report of Form 40-F, and is incorporated herein by reference.

E.  Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2011, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Mr. Naveen Dargan is an "audit committee financial expert" (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and is "independent" (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers). For a description of Mr. Dargan's relevant experience in financial matters, see the biographical description for Mr. Dargan under "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2011, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

CODE OF ETHICS

The Registrant has adopted a "code of ethics" (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) ("Code of Ethics"), which is applicable to the directors, officers, employees and consultants of the Registrant and its affiliates (including, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics is available on the Registrant's website at www.baytex.ab.ca.

In the past fiscal year, the Registrant has not amended any provision of its Code of Ethics that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information — External Auditor Service Fees" in the Registrant's Annual Information Form for the year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading "Liquidity and Capital Resources — Contractual Obligations" in the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company's Audit Committee members consist of Mr. N. Dargan, Mr. R.E.T. (Rusty) Goepel, and Mr. G. Melchin.

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

(1)
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

(2)
Any change to the name or address of a Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on March 15, 2012.

BAYTEX ENERGY CORP.
By:	/s/ W. DEREK AYLESWORTH Name: W. Derek Aylesworth Title: Chief Financial Officer

 FORM 40-F TABLE OF CONTENTS

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2011.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2011 together with the Auditors' Report thereon.
99.3	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2011.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.

QuickLinks

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
FORM 40-F TABLE OF CONTENTS