Form 40-F/A
period 2011-12-31
BAYTEX ENERGY CORP.
filed 2012-05-09
CIK 1279495

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

☒    Annual Information Form                                    ☐    Audited Annual Financial Statements

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

 EXPLANATORY NOTE

On March 16, 2012, the Registrant filed its Annual Report on Form 40-F for the year ended December 31, 2011 (the "Annual Report on Form 40-F"), which included as Exhibit 99.1 its Annual Information Form for the year ended December 31, 2011 (the "Annual Information Form").

The Registrant is filing this Amendment No. 1 to the Annual Report on Form 40-F/A (this "Amendment") to correct information contained in the Annual Information Form under the heading "Description of Our Business and Operations — Statement of Reserves Data and Other Oil and Natural Gas Information". In particular, the information contained in the tables titled "Summary of Net Present Values of Future Net Revenue as of December 31, 2011 (Forecast Price and Costs)" and "Total Future Net Revenue (Undiscounted) as of December 31, 2011 (Forecast Prices and Costs)" did not include the application of the Registrant's Canadian tax pools and therefore over-stated the amount of income taxes and under-stated the amount of future net revenue after income taxes.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Annual Report on Form 40-F was filed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Amendment are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. Please see "Special Note Regarding Forward-Looking Statements" on page 4 of the Annual Information Form, which is Exhibit 99.1 of this Amendment.

Principal Documents

The following document is filed as part of this Amendment:

A.  Annual Information Form

For the Registrant's Revised Annual Information Form for the year ended December 31, 2011 dated May 9, 2012, see Exhibit 99.1 of this Amendment.

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

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on May 9, 2012.

BAYTEX ENERGY CORP.
By:	/s/ W. DEREK AYLESWORTH Name: W. Derek Aylesworth Title: Chief Financial Officer

 FORM 40-F/A TABLE OF CONTENTS

Exhibit No.	Document
99.1	Revised Annual Information Form of the Registrant for the year ended December 31, 2011 dated May 9, 2012.
99.2*	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2011 together with the Auditors' Report thereon.
99.3*	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2011.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
99.9	Consent of Sproule Associates Limited, independent engineers.

*
Previously filed with the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 16, 2012.

QuickLinks

EXPLANATORY NOTE
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
FORM 40-F/A TABLE OF CONTENTS