Form 40-F
period 2018-12-31
BAYTEX ENERGY CORP.
filed 2019-03-12
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
X         Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended:    December 31, 2018
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
Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 554,060,289

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes    ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
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

For the Registrant's Annual Information Form for the year ended December 31, 2018, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2018, including the report of its Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management's Discussion and Analysis

For the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2018, see Exhibit 99.3 of this Annual Report on Form 40-F.

Controls and Procedures

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

As of the end of the Registrant's fiscal year ended December 31, 2018, an internal evaluation was conducted under the supervision of and with the participation of the Registrant's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under Exchange Act). Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the design and operation of the Registrant's disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports that the Registrant files or submits to the Securities and Exchange Commission is (i) recorded, processed, summarized and reported, within the required time periods; and (ii) accumulated and communicated to the Registrant's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

It should be noted that while the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.	Management's Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference. As a result, as permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, the previous Raging River operations have been excluded from the Registrant's annual assessment of internal controls over financial reporting. Raging River's financial statement constitute 41 percent and 32 percent of net and total assets, respectively, 13 percent of net revenues and 2 percent of net loss as reported in the Registrant's Audited Consolidated Financial Statements as of and for the year ended December 31, 2018. The Registrant is in the process of integrating operations and will be expanding its internal control over financial reporting compliance regime to include the acquired Raging River assets over the next year.

D.	Attestation Report of Independent Registered Public Accounting Firm

The Attestation Report of the Registrant's Auditor is included in the Report of Independent Registered Public Accounting Firm that accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2018, filed as Exhibit 99.2 of this Annual Report on Form 40-F, and is incorporated herein by reference.

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2018, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Audit Committee Financial Expert

The Registrant's Board of Directors has determined that Mr. Naveen Dargan is an "audit committee financial expert" (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and is "independent" (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers). For a description of Mr. Dargan's relevant experience in financial matters, see the biographical description for Mr. Dargan under "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2018, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Principal Accountant Fees and Services

The required disclosure is included under the heading "Audit Committee Information - External Auditor Service Fees" in the Registrant's Annual Information Form for the year ended December 31, 2018, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

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

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading "Capital Resources and Liquidity - Contractual Obligations" in the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2018, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

Identification of the Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant's Audit Committee members consist of Mr. N. Dargan, Mr. G. Melchin and Mr. K Olson.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on March 12, 2019.

BAYTEX ENERGY CORP.
By:	/s/ Rodney D. Gray
Name:	Rodney D. Gray
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2018.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2018 together with the Auditors' Report thereon.(1)
99.3	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2018.(1)
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
99.9	Consent of Sproule Associates Limited, independent engineers.
99.10	Consent of Ryder Scott Company, L.P., independent engineers.
99.11	Consent of GLJ Petroleum Consultants, Ltd., independent engineers.
99.12	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited).
101	Interactive Data File.(1)

(1) Incorporated by reference from Form 6-K filed on March 6, 2019