Form 40-F/A
period 2019-12-31
BAYTEX ENERGY CORP.
filed 2021-01-12
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
[ X ] Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

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
—————————————
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Securities registered pursuant to Section 12(g) of the Act: Common Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
For annual reports, indicate by check mark the information filed with this form:
[ X ]    Annual Information Form        [ X ]    Audited Annual Financial Statements
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
[ X ]     Yes     [ ]     No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

[ X ]     Yes     [ ]     No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE
Baytex Energy Corp. is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2019, filed on March 10, 2020 (the “Original Filing”), solely to correct the Period End Date noted in the EDGAR submission header associated with the Original Filing. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 11, 2021

BAYTEX ENERGY CORP.
By:	/s/ Rodney D. Gray
Name:	Rodney D. Gray
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Document
99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2019.
99.2*	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2019 together with the Auditors' Report thereon.
99.3*	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2019.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6*	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7*	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
99.9*	Consent of McDaniel & Associates Consultants Ltd., independent engineers.
99.10*	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited).
101*	Interactive Data File.

——————————————
* Previously filed.