Form 40-F
period 2023-12-31
BAYTEX ENERGY CORP.
filed 2024-02-29
CIK 1279495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:    December 31, 2023
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

Baytex Energy USA, Inc.
16285 Park Ten Place, Ste 500
Houston, Texas 77084
(713) 722-6500
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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 821,680,619

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

Principal Documents

The following documents are filed as part of this Annual Report on Form 40-F:

A.Annual Information Form

For the Registrant's Annual Information Form for the year ended December 31, 2023, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.Audited Annual Financial Statements

For the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2023, including the report of its Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.Management's Discussion and Analysis

For the Registrant's Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2023, see Exhibit 99.3 of this Annual Report on Form 40-F.

Controls and Procedures

A.Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures

As of the end of the Registrant's fiscal year ended December 31, 2023, an internal evaluation was conducted under the supervision of and with the participation of the Registrant's management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under Exchange Act). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant's disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports that the Registrant files or submits to the Securities and Exchange Commission is (i) recorded, processed, summarized and reported, within the required time periods; and (ii) accumulated and communicated to the Registrant's management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding the required disclosure.

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

C.Management's Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is included in the Management's Report that accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2023, filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference. As permitted by the Sarbanes-Oxley Act of 2002 and applicable rules related to business acquisitions, the previous Ranger Oil Corporation ("Ranger") operations have been excluded from the Registrant's annual assessment of internal controls over financial reporting.

The table below presents the summary financial information included in the Corporation’s consolidated annual financial statements for the excluded controls related to the acquired business:

(thousands of Canadian dollars)
Ranger Oil Corporation.
Selected financial information from the statement of earnings	June 21 - December 31, 2023

Total gross revenues	$939,448
Net income (loss)	165,100

(thousands of Canadian dollars)
Ranger Oil Corporation.
Selected financial information from the statement of financial position	As at December 31, 2023

Total current assets	$220,279
Total non-current assets	3,308,962
Total current liabilities	250,808
Total non-current liabilities	97,745

The Registrant is in the process of integrating operations and will be expanding its internal control over financial reporting compliance regime to include the acquired Ranger assets over the next year.

D.Attestation Report of Independent Registered Public Accounting Firm

The Attestation Report of the Registrant's Auditor is included in the Report of Independent Registered Public Accounting Firm that accompanies the Registrant's Audited Consolidated Financial Statements for the year ended December 31, 2023, filed as Exhibit 99.2 of this Annual Report on Form 40-F, and is incorporated herein by reference.

E.Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Audit Committee Financial Expert

The Registrant's Board of Directors has determined that Ms. Jennifer Maki, Ms. Angela Lekatsas and Ms. Tiffany Thom Cepak are "audit committee financial experts" (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and are "independent" (as defined by the New York Stock Exchange corporate governance rules).

The Securities and Exchange Commission has indicated that the designation or identification of a person as an "audit committee financial expert" does not (i) mean that such person is an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

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

Principal Accountant Fees and Services

The required disclosure is included under the heading "Audit Committee Information - External Auditor Service Fees" in the Registrant's Annual Information Form for the year ended December 31, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference. Our independent registered public accounting firm is KPMG LLP, Calgary, Alberta, Canada, Auditor Firm ID: 85.

Off-Balance Sheet Arrangements

The Registrant does not have any "off-balance sheet arrangements" (as that term is described in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Cash Obligations

The required disclosure is included under the heading "Capital Resources and Liquidity" and subheading "Contractual Obligations" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2023, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

Identification of the Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant's Audit Committee members consist of Ms. Jennifer Maki, Ms. Angela Lekatsas, Ms. Tiffany Thom Cepak and Mr. Don Hrap.

Mine Safety Disclosure

Not applicable.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

Compliance with NYSE Corporate Governance Rules

As a Canadian corporation listed on the NYSE, we are not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. These significant differences are disclosed on our website at https://www.baytexenergy.com/sustainability-esg/governance/. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on February 28, 2024.

BAYTEX ENERGY CORP.
By:	/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
97.1	Executive Incentive Compensation Clawback Policy, dated as of November 24, 2023.
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2023.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2023 together with the Auditors' Report thereon.
99.3	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2023.
99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
99.9	Consent of McDaniel & Associates Consultants Ltd., independent engineers.
99.10	Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited).
101	Interactive Data Files.